Exhibit B
CONSOLIDATED FINANCIAL
STATEMENTS
2007

MANAGEMENT’S REPORT
March 14, 2008
Management’s Responsibility for the Financial Statements
The accompanying consolidated financial statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These consolidated financial statements necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Review is consistent with the consolidated financial statements.
The Trustees, on the recommendation of the Audit Committee, approve the consolidated financial statements. The Audit Committee consists of three members, all of whom are independent Trustees. The Audit Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Trustees for approval. The Audit Committee reviews interim consolidated financial statements with management and the independent auditors prior to their release to unitholders and regulatory authorities. The Audit Committee also has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements prepared by management, to recommend to the Trustees the independent auditors to be proposed to the unitholders for appointment, and to approve the fees of the independent auditors.
The independent auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. The report of the independent auditors is included in this Annual Review. The independent auditors have full and free access to the Audit Committee of the Trustees.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Trust’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2007.

/s/ Boyd Payne	/s/ R. James Brown

Boyd Payne	R. James Brown
President	Vice President and Chief Financial Officer

Independent Auditors’ Report
To the Unitholders of
Fording Canadian Coal Trust
We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Fording Canadian Coal Trust as at December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated Financial statements
We have audited the accompanying consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2007 and December 31, 2006, and the related consolidated statements of income and comprehensive income, accumulated earnings and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Trust’s financial statements as at December 31, 2007 and 2006 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Trust’s financial statements as at and for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited Fording Canadian Coal Trust’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Trust’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
Chartered Accountants
Calgary, Alberta, Canada
March 11, 2008

FORDING CANADIAN COAL TRUST
CONSOLIDATED BALANCE SHEETS

	As at December 31
(millions of Canadian dollars)	2007	2006

Assets
Current assets
Cash and cash equivalents *	$151.5	$141.4
Accounts receivable	72.4	128.5
Fair value of foreign exchange forward contracts (note 10)	38.7	—
Inventory (note 4)	134.0	125.4
Prepaid expenses	4.9	4.9
NYCO assets held for sale (note 16)	—	23.9

	401.5	424.1

Capital assets (note 5)	652.8	603.2
Goodwill	12.9	12.9
Other assets (note 6)	19.6	20.8
NYCO assets held for sale (note 16)	—	12.8

	$1,086.8	$1,073.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$111.5	$119.6
Income taxes payable	18.3	31.8
Distributions payable	78.6	139.7
Current portion of long-term debt (note 7)	1.6	1.7
NYCO liabilities held for sale (note 16)	—	4.4

	210.0	297.2
Long-term debt (note 7)	280.9	312.5
Other long-term liabilities (note 8)	157.2	100.1
Future income taxes (note 9)	126.9	53.9
NYCO liabilities held for sale (note 16)	—	3.4

	775.0	767.1

Commitments and contingencies (note 10)

Unitholders’ equity (note 11)
Trust units	399.3	359.7
Accumulated earnings	2,005.9	1,672.6
Accumulated cash distributions	(2,093.4)	(1,734.6)
Accumulated other comprehensive income	—	9.0

	311.8	306.7

	$1,086.8	$1,073.8

*	Note that cash and cash equivalents for 2006 exclude $3.2 million of NYCO cash, which is included in NYCO assets held for sale.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(millions of Canadian dollars,	Years ended December 31
except per unit amounts)	2007	2006	2005

Revenues	$1,427.3	$1,798.2	$1,829.9

Expenses
Cost of product sold	562.0	532.3	469.2
Transportation	478.0	500.3	510.2
Selling, general and administration	28.3	33.3	26.4
Depreciation and depletion	50.8	49.4	47.9

	1,119.1	1,115.3	1,053.7

Income from operations	308.2	682.9	776.2

Other income (expenses)
Interest expense	(21.4)	(18.8)	(11.3)
Other items, net (note 13)	147.4	(36.8)	35.0

Income before taxes	434.2	627.3	799.9

Income tax expense (reversal) (note 9)	111.7	84.4	(34.4)

Net income from continuing operations	$322.5	$542.9	$834.3
Income (loss) from discontinued operation — NYCO (note 16)	10.8	(45.0)	(0.1)

Net income	$333.3	$497.9	$834.2

Other comprehensive income (loss) (note 11)	(4.5)	4.1	(2.6)

Comprehensive income	$328.8	$502.0	$831.6

Weighted average number of units outstanding (millions) (note 11)
Basic	147.9	147.0	147.0
Diluted	147.9	147.1	147.0

Basic and diluted earnings per unit
Net income from continuing operations	$2.18	$3.69	$5.68
Net income (loss) from discontinued operation — NYCO	$0.07	$(0.30)	$(0.01)

Net Income	$2.25	$3.39	$5.67

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Balance — beginning of year	$1,672.6	$1,174.8	$340.6
Net income	333.3	497.9	834.2
Redemption of units	—	(0.1)	—

Balance — end of year	$2,005.9	$1,672.6	$1,174.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Operating activities
Net income from continuing operations	$322.5	$542.9	$834.3
Items not using (providing) cash:
Depreciation and depletion	50.8	49.4	47.9
Loss (gain) on disposal of assets	(2.0)	(1.7)	0.3
Provision for asset retirement obligations, net	2.7	3.2	3.1
Unrealized gain on foreign exchange forward contracts	(38.7)	—	—
Unrealized foreign exchange loss (gain) on long-term debt	(47.2)	4.2	(8.1)
Future income tax expense (reversal)	73.0	9.2	(97.0)
Other items, net	5.0	1.8	0.6
Non-controlling interest	3.4	6.8	3.9
Change in accounting policy for in-process inventory (note 13)	—	31.7	—
Gain on reduction of interest in EVCP	—	—	(6.1)
Gain on issuance of partnership interest (note 8)	—	—	(27.2)
Operating cash flow from discontinued operation — NYCO (note 16)	(0.3)	2.3	5.4

	369.2	649.8	757.1
Decrease (increase) in non-cash working capital (note 14)	17.9	40.6	(124.3)

Cash from operating activities	387.1	690.4	632.8

Investing activities
Additions to capital assets	(49.0)	(29.2)	(118.8)
Proceeds on disposal of assets	4.0	2.1	1.4
Other investing activities, net	(0.1)	2.1	(1.8)
Proceeds on sale of NYCO (note 16)	34.3	—	—
Investing cash flow from discontinued operation — NYCO (note 16)	(0.6)	(0.8)	(2.2)

Cash used in investing activities	(11.4)	(25.8)	(121.4)

Financing activities
Distributions paid (notes 11 and 14)	(380.4)	(705.7)	(529.0)
Increase in long-term debt	17.1	94.8	23.1
Issuance of units, net	—	0.3	1.7
Redemption of units	—	(0.1)	—
Other financing activities, net	(5.5)	(9.4)	(3.0)
Proceeds on issuance of partnership interest	—	—	36.4
Financing cash flow from discontinued operation — NYCO (note 16)	—	—	(5.0)

Cash used in financing activities	(368.8)	(620.1)	(475.8)

Increase in cash and cash equivalents	6.9	44.5	35.6

Cash and cash equivalents — beginning of year	144.6	100.1	64.5

Cash and cash equivalents — end of year	$151.5	$144.6	$100.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
1. STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS
Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of Alberta and governed by its declaration of trust. The Trust was formed in connection with a plan of arrangement effective February 28, 2003 (the 2003 Arrangement). These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the 2003 Arrangement (Old Fording).
Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation). Effective August 24, 2005, the Trust reorganized its structure pursuant to a plan of arrangement, (the 2005 Arrangement), under which substantially all of the assets of the Corporation were transferred to a new entity, Fording Limited Partnership (Fording LP), and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interests in Elk Valley Coal Partnership (the Partnership) previously held by the Corporation.
Effective January 1, 2007, the Trust reorganized its structure pursuant to a plan of arrangement (the 2006 Arrangement). The 2006 Arrangement resulted in the establishment of a royalty interest for the Trust in the income of Fording LP. As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of the units of the Trust. The 2006 Arrangement did not impact the consolidated financial statements of the Trust.
The Trust is a flow-through structure under Canadian income tax regulations and all taxable income of the Trust is generally distributed to the unitholders without being taxed at the Trust level. The Trust does pay provincial mineral taxes and Crown royalties on behalf of its subsidiaries. On June 22, 2007, the Federal Government of Canada announced changes to Canadian income tax regulations that will result in the taxation of income and royalty trusts that were publicly traded as of October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.
The principal asset of the Trust is its 60% interest in Elk Valley Coal, which was created in connection with the 2003 Arrangement and is accounted for by the Trust as a joint venture. Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Old Fording, Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures. Elk Valley Coal produces and sells metallurgical coal from six mines located in British Columbia and Alberta, Canada.
At the date of the 2003 Arrangement, the Corporation held a 65% interest in Elk Valley Coal and the remaining 35% interest was held by Teck Cominco. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. Teck Cominco’s interest in Elk Valley Coal increased from 35% to 38% effective April 1, 2004, increased from 38% to 39% effective April 1, 2005, and increased from 39% to 40% effective April 1, 2006. The change in interest resulted in a corresponding reduction in the Trust’s share of all of the assets and liabilities of Elk Valley Coal and a net charge to earnings of $32.1 million over the two years ended December 31, 2005.
The Trust previously held a 100% interest in NYCO, which consisted of the Trust’s subsidiaries that mined and processed wollastonite and tripoli at two operations in the United States and one operation in Mexico. NYCO was sold in June 2007 and is accounted for as a discontinued operation in the consolidated financial statements. The accompanying comparative financial statements for 2006 and 2005 reflect NYCO as a discontinued operation.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned.
A significant portion of the Trust’s results are from activities conducted on a joint-venture basis. The consolidated financial statements reflect the Trust’s proportionate interest in such ventures. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies. Investments in companies over which the Trust does not exercise either control or joint control, but for which the Trust exercises significant influence over the operating, investing and financing decisions, are accounted for using the equity method.
The material differences between Canadian and United States generally accepted accounting principles as they apply to the Trust are discussed in note 17.
Certain of the comparative figures have been reclassified to conform to the current year presentation.
Use of estimates
The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. The most significant estimates relate to asset retirement obligations; income taxes; capital assets, including coal reserves, depreciation and depletion, and impairment testing; employee future benefits and inventory valuation.
Asset retirement obligations
Reclamation programs and cost estimates are developed to meet existing government regulations and standards. These estimates require extensive judgement about the nature, cost and timing of the work to be completed and may change with future changes to costs, environmental laws, regulations and remediation practices. Increases in estimates of future costs may cause the asset retirement obligation to increase, which would result in an increase in both the capitalized asset retirement costs, which are included in capital assets, and the asset retirement obligation. Earnings would not generally be impacted immediately by the increase in the asset retirement obligation, but the increase would result in higher depletion expense being recorded against the capitalized asset retirement costs and higher accretion expense being recorded on the asset retirement obligations in future periods.
Income taxes
The net future tax liability is based on estimated gross temporary differences that relate primarily to the difference between the net book value of the Trust’s capital assets for accounting purposes and their tax basis. The estimates of temporary differences and the timing of their reversals are complex and require significant judgment. These estimates may change in the future and the future tax liability and future income tax expense may fluctuate as a result of changes in these estimates.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
Capital assets, including coal reserves, depreciation and depletion, and impairment testing
The determination of coal reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of coal deposits may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.
Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and coal reserve estimates, both of which are determined with the exercise of judgement. Changes in these estimates may result in increases or decreases in the amount of depreciation and depletion expense recorded in future periods.
Capital assets are tested for impairment of value whenever possible impairment indicators are identified. When such indicators are identified for a particular capital asset, an undiscounted cash flow projection is prepared based on the long-term operating plans for the asset. If the estimated undiscounted future cash flows from the asset are less than its net book value, then the asset is written-down to its fair value. Fair value is generally determined based on the estimated discounted future cash flows of the asset. The estimates of future cash flows used in these evaluations are highly subjective and require significant judgement, particularly because the future cash flows are typically projected many years into the future and are highly dependent on uncertain variables such as future coal sales volumes and prices, foreign exchange rates, operating costs and capital requirements. Changes in these estimates could result in an impairment charge being recorded against capital assets in a future period.
Employee future benefits
Employee post-retirement benefit plans include pension plans and other post-retirement benefit plans, the costs of which are based on estimates. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate more subjective factors into their assumptions, such as withdrawal and mortality rates. Changes in these estimates could result in increases or decreases in compensation expense in future periods.
Inventory valuation
Inventories are valued at the lower of net realizable value and average cost. The net realizable value of finished and in-process product inventory is an estimate based on various factors such as economic and market conditions, expected selling prices, freight and other transportation costs, and foreign exchange rates. The net realizable value of stores and materials inventory is an estimate based on the age and condition of the items, economic and market conditions, and freight and other transportation costs. Changes in estimates of net realizable value may result in reductions in the carrying value of inventory and corresponding charges to cost of product sold in future periods.
Cash and cash equivalents
Temporary investments with maturities of 90 days or less at the time of purchase are considered to be cash equivalents and are recorded at cost, which approximates fair value.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
Accounts receivable
Certain trade accounts receivable are sold at a discount for cash such that ownership of the accounts receivable is transferred to the purchaser. No interests are retained in the accounts receivable other than the deductible associated with trade credit insurance and any obligations arising from commercial disputes with respect to the product sold. The accounts receivable are sold at a discount that reflects a financing rate from the time of the sale to the date of maturity of the accounts receivable. The accounts receivable are removed from the balance sheet when sold and consideration is received, and the discount is charged to earnings. Any provision for the trade credit insurance deductible is considered together with any allowance for doubtful collection of unsold accounts receivable.
Inventory
Finished and in-process product inventories are valued at the lower of average cost and net realizable value. Average cost includes direct and indirect expenses associated with extracting and processing minerals from the mines, as well as certain allocated expenses such as depreciation, depletion and overhead that can be attributed to bringing inventories to their present location and condition. Net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location.
Stores and materials inventory represents consumable spare parts on hand, which are valued at the lower of average cost or net realizable value. Net realizable value, if held for use, is average cost less any provision for obsolescence. If held for sale, net realizable value is the fair value of the parts less any costs associated with their disposal.
Capital assets
Land, buildings and equipment are recorded at cost and maintenance and repairs are expensed as incurred. Buildings are depreciated on a straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on a straight-line basis over its useful life, determined by the number of hours expected to be in operation, which ranges from an equivalent of 5 to 35 years.
Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit-of-production method based upon the proven and probable mineral reserve position of the mine at the beginning of the year. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon proven and probable mineral reserves.
Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are capitalized. Upon commencement of production, these capitalized costs are charged to operations on a unit-of-production method based upon proven and probable mineral reserves.
The costs of stripping activities during the production phase of a mine are generally expensed as variable production costs. The costs are capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. Any capitalized stripping costs are described as investing activities in the cash flow statement and are depleted on a unit-of-production basis over the life of the mineral reserves that directly benefit from the specific stripping activity.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
Capital assets are tested for impairment if there is an indication that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If impairment is indicated the capital asset is written down to its fair value. Fair value is generally determined based on the estimated discounted future cash flows of the asset.
Goodwill
Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or when an event or circumstance occurs that would indicate that the asset may be impaired. Impairment losses are recognized in current period earnings.
Research and development
Research costs are charged to earnings in the period in which they are incurred.
Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use, at which point they are depreciated over the useful life of the asset.
Capitalized interest
Interest is capitalized on major capital projects under development based on the borrowing rate of debt related to the project, or the average cost of borrowing.
Asset retirement obligations
Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and depleted using a unit-of-production method based upon the proven and probable mineral reserve position of the mine. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed annually and revised for changes in estimated future costs and regulatory requirements.
Foreign currency translation
Transactions denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at period-end exchange rates and gains or losses are recorded as a component of Other items, net in the consolidated statements of income.
Financial instruments
All financial instruments are initially recorded at fair value. Financial assets are designated upon inception as either i) held-to-maturity, ii) held-for-trading, iii) available-for-sale, or iv) other loans and receivables. The designation determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded.
All of the Trust’s financial assets, other than derivative financial instruments, have been designated as either held-to-maturity or other loans and receivables and are carried on the balance sheet at amortized cost. Held-to-maturity financial assets are restricted to fixed term investments that the Trust has the intent and ability to hold to maturity. The Trust does not have any financial assets that are designated as held-for-trading other than its derivative financial instruments. The Trust utilizes foreign exchange forward contracts to manage its foreign currency exposure to changes in the Canadian/U.S. dollar exchange rate. The Trust’s policy is to not employ derivative financial instruments for trading or speculative purposes.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
Derivative financial instruments are carried on the balance sheet at fair value with unrealized gains or losses reported through earnings, unless hedge accounting is elected. Effective January 1, 2007, the Trust elected not to employ hedge accounting for its foreign exchange forward contracts and accordingly, changes in the fair value of the contracts are recognized as Other items, net in the consolidated statements of income. The Trust does not have any financial assets that are designated as available-for-sale.
Financial liabilities are designated as either i) held-for-trading or ii) other liabilities. All of the Trust’s financial liabilities, other than derivative financial instruments, have been designated as other liabilities and are carried on the balance sheet at amortized cost.
Transaction costs associated with held-for-trading financial instruments are expensed as incurred, while transaction costs associated with all other financial instruments are added to the initial carrying amount of the asset or liability.
Revenue recognition
Sales revenues are recognized when the risks and rewards of ownership pass to the customer. This occurs when coal is either loaded onto a train, truck or an ocean going vessel or when it is unloaded at the final destination, depending on the terms of the sales contract.
Income taxes
Future tax assets and liabilities are based on differences between the value of assets and liabilities in the financial statements and their values for income tax, provincial mineral tax and Crown royalty purposes, using substantively enacted tax and royalty rates. The effect of changes in income tax, provincial mineral tax and Crown royalty rates on future income tax assets and liabilities is recognized in the period that the change occurs. A future tax asset is recognized if it is more likely than not to be realized.
Unit-based compensation
The fair-value method of accounting for stock-based compensation related to unit options was adopted for all awards granted, modified or settled on or after January 1, 2003. No unit options have been granted since the 2003 Arrangement.
A unit equivalent plan is in place for Trustees and Directors, who receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. The vested unit equivalents are re-valued quarterly based on the closing price of the units trading on the Toronto Stock Exchange, with an equivalent charge to earnings. Notional distributions earned on the vested unit equivalents are charged to earnings. These unit equivalents are paid in either cash or units at the option of the holder.
A deferred unit equivalent incentive plan was implemented effective January 1, 2007, which provides grants of unit equivalents to certain employees. The unit equivalents are granted once per year and are initially valued at the five-day weighted average unit price immediately preceding the grant date. The unit equivalents vest at the end of a three year period and the initial value of the unit equivalents on the grant date is charged to earnings ratably over the vesting period. The accrued unit equivalents are re-valued quarterly based on the closing price of the units on the Toronto Stock Exchange with an equivalent charge to earnings. Notional distributions earned on the accrued unit equivalents are charged to earnings. These unit equivalents are paid in cash at the end of the three year vesting period. No actual units are issued under the plan.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
Employee future benefits
The costs of pensions and other post-retirement benefits, which are primarily health care and life insurance, are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. The expected return on plan assets is estimated based on the fair value of plan assets. The projected benefit obligation is discounted using a market interest rate at year end for high quality corporate debt instruments.
For defined benefit pension plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, and the amortization of actuarial gains or losses when they exceed 10% of the greater of the benefit obligation and the related fair value of plan assets. The amortization period for adjustments and net actuarial gains or losses is the expected average remaining service lives of employees covered by the various plans.
Contributions to defined contribution pension plans are expensed when the benefits are earned.
The costs of post-retirement benefits other than pensions are recognized on an accrual basis over the estimated remaining service lives of employees.
3. RECENT AND UPCOMING CHANGES IN ACCOUNTING POLICIES
Financial instruments, hedges and comprehensive income
CICA Handbook section 3855, Financial Instruments — Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to the Trust on January 1, 2007.
Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact because the Trust’s non-derivative financial instruments continue to be carried at amortized cost under the new accounting standard.
Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. The Trust has elected not to apply hedge accounting under section 3865 at this time.
The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may contribute to earnings volatility and have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. The Trust has entered into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program. These derivatives are now carried at fair value in the consolidated balance sheets with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in net income.
As a result of the Trust’s decision not to apply hedge accounting, both the realized and unrealized gains or losses on its foreign exchange forward contracts are recorded as components of Other items, net in the consolidated statements of income and comprehensive income. Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting standards and, accordingly, unrealized gains or losses on the contracts were not recorded in net income and the realized gains or losses on the contracts were included in Revenues.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders’ equity section of the consolidated balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. For the Trust, the major item included in accumulated other comprehensive income was the foreign currency translation adjustment. On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income. This reclassification did not affect total unitholders’ equity or net income. The comparative figures have been restated to reflect the reclassification of the foreign currency translation account to accumulated other comprehensive income and to reflect foreign currency translation adjustments as other comprehensive income. During 2007, the foreign currency translation account balance was eliminated due to the sale of NYCO — see note 16.
Inventories
CICA Handbook Section 3031 provides new guidelines for accounting for inventories. Section 3031 will become applicable to the Trust on January 1, 2008, and is not expected to have a material impact on its consolidated financial statements.
Financial instruments and capital disclosures
CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3863, Financial Instruments — Presentation are new disclosure requirements that will become effective for the Trust beginning January 1, 2008. Any additional disclosures related to the Trust’s financial instruments and capital management strategies will be added to existing disclosures provided by the Trust in the notes to the consolidated financial statements beginning in the first quarter of 2008.
Intangible assets
CICA Handbook Section 3064, Intangible Assets, will become applicable to the Trust on January 1, 2009. The new guidance will replace Section 3062, Goodwill and Other Intangible Assets, and is issued with the withdrawal of other accounting pronouncements dealing with intangible assets. Section 3064 provides guidance that clarifies the recognition and initial measurement of intangible assets, especially internally generated intangibles, and will virtually eliminate the practise of deferring costs that no longer meet the definition of an asset. The Trust is currently evaluating the impact of this standard on the consolidated financial statements.
International financial reporting standards (IFRS)
The use of IFRS for financial reporting in Canada will become applicable for all publicly accountable enterprises for the year beginning January 1, 2011. The Trust, as a publicly accountable enterprise, is in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impact on the consolidated financial statements of converting to IFRS are unknown at this time.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
4. INVENTORY

	As at December 31
(millions of Canadian dollars)	2007	2006

Finished and in-process product inventories	$86.7	$82.0
Stores and materials	47.3	43.4

	$134.0	$125.4

5. CAPITAL ASSETS

	As at December 31, 2007
		Accumulated	Net book
(millions of Canadian dollars)	Cost	Amortization	Value

Land, buildings and equipment	$793.6	486.0	307.6
Mineral properties and development	479.1	136.3	342.8
Capital leases	3.2	0.8	2.4

	$1,275.9	623.1	652.8

	As at December 31, 2006
		Accumulated	Net book
(millions of Canadian dollars)	Cost	Amortization	Value

Land, buildings and equipment	$686.7	459.5	227.2
Mineral properties and development	495.3	121.9	373.4
Capital leases	3.1	0.5	2.6

	$1,185.1	$581.9	$603.2

At December 31, 2007, costs of $24.0 million (2006 — $11.8 million) were capitalized for reserves and coal deposits located on properties not currently being mined and for equipment not yet placed in service, which are not being amortized. During 2006 and 2007, no interest was capitalized for major projects under construction.
Prior to the 2003 Arrangement, certain stripping costs incurred during the production phase of mining were deferred. No stripping costs were deferred in 2006 or 2007. The net book value of these deferred stripping costs at December 31, 2007 was $36.5 million (2006 — $37.8 million), which is included in mineral properties and development. The balance is being depleted using a unit-of-production method based upon proven and probable mineral reserves. Depletion expense on these deferred stripping costs was $1.3 million for 2007 (2006 — $1.3 million).

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
6. OTHER ASSETS

	As at December 31
(millions of Canadian dollars)	2007	2006

Long-term receivables	$6.3	$6.5
Accrued pension benefits (note 8)	11.2	12.0
Other	2.1	2.3

	$19.6	$20.8

7. LONG-TERM DEBT AND BANKING FACILITIES

	As at December 31
(millions of Canadian dollars)	2007	2006

Long-term debt
Five-year bank credit facilities:
US$283.0 million (2006 - US$250.0 million) in LIBOR rate loans with an average interest rate of 5.5% (2006 - 5.9%)	$279.6	$291.3
Revolving bankers acceptances	—	18.0

Other debt
Equipment financing due 2009 bearing an interest rate of 5.1%	1.4	2.8
Capital lease obligations expiring in 2011 with an interest rate of 5.3%	1.5	2.1

	282.5	314.2

Less current portion	(1.6)	(1.7)

	$280.9	$312.5

The Trust and Elk Valley Coal together have a five-year revolving bank credit facility with a syndicate of banks. The banks have committed up to $400.0 million to the Trust and up to $200.0 million to Elk Valley Coal, of which the Trust’s share is $120.0 million. The borrowings can be an equivalent amount in either Canadian or U.S. dollars. The facility is due February 11, 2012, but it may be extended annually for one additional year at the request of the borrowers and with the concurrence of the banking syndicate. The facility may be used for general corporate purposes and to issue letters of credit or guarantee. The forms of borrowings are at the discretion of the borrowers. Short-term borrowings may be rolled over at the sole discretion of the borrowers, unless an event of default has occurred, in which case the maximum period is one month. Both the Trust’s and Elk Valley Coal’s borrowings are currently in the form of U.S. LIBOR rate loans. The facility requires no repayment until its due date. The Trust’s borrowings under the facility are collateralized by its proportionate interest in the assets of Elk Valley Coal and guarantees provided by Elk Valley Coal. Elk Valley Coal’s borrowings are secured by limited recourse guarantees or security agreements from the partners in proportion to their ownership interests. A default by either the Trust or Elk Valley Coal triggers a default under the facility.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
At December 31, 2007, the Trust’s share of other uses of bank facilities and unused lines of credit are summarized in the following table:

	As at December 31
(millions of Canadian dollars)	2007	2006

Other use of bank credit facilities
Issued and outstanding letters of credit and guarantee:
The Trust	$—	$0.1
Elk Valley Coal (Trust’s share)	47.3	51.3

	$47.3	$51.4

Unused bank credit facilities
The Trust	$153.0	$108.6
Elk Valley Coal (Trust’s share)	40.1	50.7

	$193.1	$159.3

8. OTHER LONG-TERM LIABILITIES

	As at December 31
(millions of Canadian dollars)	2007	2006

Asset retirement obligations	$119.9	$67.5
Pension and other post-retirement benefits	29.0	24.7
Non-controlling interest	6.4	7.0
Other, net	1.9	0.9

	$157.2	$100.1

Asset retirement obligations
Asset retirement obligations are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. The calculations of the asset retirement obligations include estimates of reclamation spending over the next 44 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area. These obligations are funded from general cash resources at the time reclamation work is completed.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
The following table presents the reconciliation of asset retirement obligations:

	As at December 31
(millions of Canadian dollars)	2007	2006

Balance — beginning of year	$67.5	$69.5
Liabilities incurred	1.0	1.6
Liabilities settled	(2.6)	(1.6)
Accretion expense	4.4	4.3
Revision in estimated costs	49.4	(6.9)
Other	0.2	0.6

Balance — end of year	$119.9	$67.5

Asset retirement obligations and costs are periodically reviewed and are revised for changes in future estimated costs and regulatory requirements. At December 31, 2007, the total estimated undiscounted cost to settle the obligations is $225.4 million (2006 — $143.2 million), which using an average credit adjusted risk-free rate of 6.5% (2006 – 6.8%) and an annual inflation factor of 2.75% (2006 – 2.0%), results in a discounted obligation of $119.9 million (2006 — $67.5 million).
Pension and other post-retirement benefit obligations

	As at December 31
(millions of Canadian of dollars)	2007	2006

Pensions	$13.6	$11.7
Other post retirement benefits	15.4	13.0

	$29.0	$24.7

Substantially all employees participate in either a defined benefit or defined contribution pension plan.
There are several defined contribution plans which require minimum matching contributions by the employees and some of these plans permit additional voluntary contributions to be made by the employees. The cost of these plans for the year ended December 31, 2007 was $3.5 million (2006 - $3.6 million; 2005 — $2.8 million), which includes the employer contributions and payments of fees to third party service providers. There have been no significant changes to these plans which would affect the comparability to prior year’s compensation expense.
There are three defined benefit plans, all of which do not require employee contributions. The benefits are determined using two alternative methodologies depending on the plan. Under the “best average pay” plans, the pension benefit is determined by applying a formula to the best average earnings over a given period. Under the “flat benefit” plans, the pension benefit is a fixed dollar amount per month for each year of service. For accounting purposes the accrued benefit obligation and fair value of plan assets are measured at December 31, 2007.
Actuarial valuations are completed every three years. The purpose of the actuarial valuation is to confirm the actuarial liability relating to members in the plan and to establish the minimum contributions that are required to be made in order to fund the plan from the date of the actuarial valuation to the effective date of the next actuarial valuation. Two of the defined benefit plans had actuarial valuations completed as at December 31, 2006. The third plan was completed as at December 31, 2005. Actuarial valuations are also completed every three years for the other post retirement benefit plans with the next valuation to be completed as at December 31, 2007.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Investment strategies support the objectives of each defined benefit pension plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective is to achieve an annual return on plan assets over a four-year period equal to at least the general inflation rate plus 4.0%. The assets of the defined benefit pension plans are managed by pension fund managers under the oversight of the Elk Valley Coal pension committee. An asset allocation mix has been developed for each defined benefit pension plan to help achieve this objective. The plan assets are monitored quarterly and rebalanced when the asset classes exceed their target asset allocations. Reviews of the investment guidelines for each plan are undertaken annually and portfolio and investment managers’ performance is monitored quarterly.
In addition to pension benefits, other post retirement benefits including health care and life insurance benefits are provided for retired employees, depending upon their respective terms of employment. These other post-retirement benefits are unfunded.
Defined benefit pension expense and other post-retirement benefit expense includes the following components for the year ended December 31, 2007 and are included in Cost of product sold and Selling, general and administration expense:

	Years ended December 31
	2007		2006		2005
	Defined		Defined		Defined
	benefit	Other post-	benefit	Other post-	benefit	Other post-
	pension	retirement	pension	retirement	pension	retirement
(millions of Canadian dollars)	plans	benefits	plans	benefits	plans	benefits

Current service cost of benefits	$7.3	$0.9	$6.4	$0.9	$4.6	$0.7
Interest cost on projected benefit obligation	9.8	1.2	9.0	0.9	7.7	0.7
Actual return on pension fund assets	(2.3)	—	(16.1)	—	(11.8)	—
Difference between actual and expected rate of return on plan assets	(7.6)	—	8.5	—	4.8	—
Amortization of actuarial losses	1.5	0.6	2.9	—	1.2	—
Amortization of past service costs	3.3	—	2.9	—	0.7	—

Net expense	$12.0	$2.7	$13.6	$1.8	$7.2	$1.4

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Actuarial gains or losses for the defined benefit pension plans are deferred and amortized to pension expense over the expected average remaining service lives of employees. Past service costs are amortized to pension expense on a straight-line basis over the remaining service period of employees. The following expense would represent the net pension expense if these items were not deferred:

	Years ended December 31
	2007		2006		2005
	Defined		Defined		Defined
	benefit	Other post-	benefit	Other post-	benefit	Other post-
	pension	retirement	pension	retirement	pension	retirement
(millions of Canadian dollars)	plans	benefits	plans	benefits	plans	benefits

Net pension expense above	$12.0	$2.7	$13.6	$1.8	$7.2	$1.4

Amounts deferred for later recognition:
Difference between expected and actual return on plan assets	7.6	—	(8.5)	—	(4.8)	—
Difference between past service costs amortized and past service costs incurred	(3.3)	—	13.8	—	(0.7)	—
Difference between actuarial losses amortized and actuarial losses (gains) incurred	(16.2)	(0.6)	2.9	—	24.4	—

	$0.1	$2.1	$21.8	$1.8	$26.1	$1.4

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Information about the defined benefit pension plans and other post-retirement benefit plans, in aggregate, is as follows:

	2007		2006
	Defined		Defined
	benefit	Other post-	benefit	Other post-
	pension	retirement	pension	retirement
(millions of Canadian dollars)	plan	benefits	plan	benefits

Change in benefit obligations

Benefit obligations — beginning of year	$191.2	$21.3	$159.0	$17.6
Actuarial revaluation	(6.1)	1.1	5.8	—
Current service cost	7.3	0.9	6.4	0.9
Interest cost	9.8	1.2	9.0	0.9
Benefits paid	(6.4)	(0.4)	(5.8)	(0.3)
Transfers to other plans	0.4	—	—	—
Impact of new discount rate	(8.6)	(1.1)	—	—
Plan improvements	—	—	16.7	—
Other	(0.2)	0.1	0.1	2.2

Benefit obligations — end of year	187.4	23.1	191.2	21.3

Change in fund assets

Fair value of fund assets — beginning of year	139.1	—	112.3	—
Actual return on fund assets	2.3	—	16.1	—
Employer contributions	9.3	0.4	16.4	0.3
Benefits paid	(6.4)	(0.4)	(5.8)	(0.3)
Other	0.4	—	0.1	—

Fair value of fund assets — end of year	144.7	—	139.1	—

Funded status — plan deficit	(42.7)	(23.1)	(52.1)	(21.3)
Unamortized prior service cost	11.1	—	14.4	—
Unamortized net actuarial loss	29.2	7.7	38.0	8.3

Accrued benefit asset (liability)	$(2.4)	$(15.4)	$0.3	$(13.0)

Represented by:
Accrued benefit assets (note 6)	$11.2	$—	$12.0	$—
Accrued pension liability	(13.6)	(15.4)	(11.7)	(13.0)

	$(2.4)	$(15.4)	$0.3	$(13.0)

None of the defined benefit pension plans included in the above table were fully funded as of December 31, 2007 or December 31, 2006.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Pension fund assets consist of the following investments based on fair values:

	As at December 31
(millions of Canadian dollars)	2007	2006

Cash and cash equivalents	$0.6	$3.2
Fixed income	52.8	53.4
Canadian equity	32.3	43.0
U.S. equity	26.7	25.4
European, Australian and Asian equity	21.4	14.1
Real estate	7.6	—
Infrastructure	3.3	—

	$144.7	$139.1

There are no investments in related parties included in the fund assets at December 31, 2007. In 2006 the fund assets included investments in Teck Cominco, a related party, equal to 0.4% of the total fair value.
Annual contributions to the defined benefit pension plans are not less than the minimum amounts required by legislation. Based on the latest actuarial valuation reports and applicable legislation, contributions of $9.3 million (2006 — $16.4 million) were made to the defined benefit pension plans for the year ending December 31, 2007. Contributions in 2006 included a $10.8 million voluntary employer contribution. Expected contributions for 2008 are $6.7 million, which reflects the minimum amount required by legislation. No voluntary employer contributions were made in 2007 and none are expected to be made in 2008.
Estimated benefit payments for each of the next five years through 2012 and the aggregate of the five years thereafter are as follows:

		Other
	Pension	Post-Retirement
(millions of Canadian dollars)	Benefits	Benefits

2008	7.2	0.4
2009	8.2	0.5
2010	9.4	0.5
2011	10.7	0.6
2012	12.4	0.7
2013 to 2017	118.7	6.9

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Actuarial assumptions used to calculate the defined benefit pension expense and benefit obligations and to calculate other post-retirement benefit expense and obligations are:

	Years ended December 31
	2007	2006	2005

Discount rate for plan expense	5.0%	5.0%	6.0%
Discount rate for plan obligations	5.3%	5.0%	5.0%
Projected future salary increases	4.0%	4.0%	4.0%
Expected rate of return on fund assets	7.0%	7.0%	7.3%
Projected health care cost increases:
Provincial	4.0%	4.0%	3.0%
Extended care	9.0%	10.0%	9.5%
Assumed health care cost trend rate*	9.0% to 5.0%	10.0% to 5.0%	9.5% to 5.0%

*	Ultimate trend rate expected to be achieved in 2011.
The expected long-term rate of return on fund assets is developed based on projected returns for each asset class, as well as the target asset allocation of the pension portfolio.
Sensitivities
A one percentage point change in health care costs would have the following impact on the components of other post-retirement benefit obligations:

(millions of Canadian dollars)	1% increase	1% decrease

Increase (decrease) in total service and interest cost	$0.1	$(0.1)
Increase (decrease) in benefit obligation	$0.2	$(0.1)
Non-controlling interest
Effective August 1, 2005 two steel producers each acquired a 2.5% equity investment in the Elkview Mine Limited Partnership. This transaction resulted in a dilution gain of $27.2 million, which was reported as a component of Other items, net in the 2005 consolidated statement of income and comprehensive income.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
9. INCOME TAXES
Income tax expense is made up of the following components:

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Current income tax expense (reversal):
Provincial mineral taxes and Crown royalties	$38.3	$75.5	$58.7
Canadian corporate income taxes	$0.4	(0.3)	3.9

	38.7	75.2	62.6

Future income tax expense (reversal) :
Provincial mineral taxes and Crown royalties	2.0	9.2	31.3
Canadian corporate income taxes	71.0	—	(128.3)

	73.0	9.2	(97.0)

Total income tax expense (reversal)	$111.7	$84.4	$(34.4)

Prior to the 2005 Arrangement, income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties. Coincident with the 2005 Arrangement and the creation of a flow-through structure, the Trust reversed its accumulated balance of future Canadian corporate income taxes outstanding on the date of the 2005 Arrangement of $164.3 million. On June 22, 2007, legislation was enacted that effectively imposes income tax for income trusts, including royalty trusts, for taxation years beginning in 2011. The enactment of this legislation triggered the recognition of future Canadian corporate income tax assets and liabilities, with a corresponding impact on future Canadian corporate income tax expense, based on temporary differences expected to reverse after the date that the taxation changes take effect. A $71.0 million future income tax liability at December 31, 2007 and a $71.0 million charge to income tax expense were recorded based on estimated gross temporary differences of approximately $253.0 million that are expected to reverse after 2010, using an effective tax rate of 28%.
The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Expected income tax expense at Canadian statutory tax rate of 39% (2006 - 39%; 2005 - 39%)	$169.3	$244.6	$312.0

Increase (decrease) in taxes resulting from:
Allocation of net income to unitholders	(169.1)	(246.3)	(231.6)
Provincial mineral taxes and Crown royalties	40.5	84.7	89.9
Future Canadian corporate income taxes recognized as a result of the taxation change	71.0	—	—
Loss on reduction of interest in Elk Valley Coal	—	—	(3.7)
Resource allowance	—	—	(26.1)
Gain on issuance of partnership interest	—	—	(10.6)
Reversal of future income taxes	—	—	(164.3)
Other	—	1.4	—

Income tax expense (reversal)	$111.7	$84.4	$(34.4)

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
The temporary differences comprising the future income tax assets and liabilities are as follows:

	As at December 31
(millions of Canadian dollars)	2007	2006

Future income tax assets:
Asset retirement obligations	$48.2	$8.5

Future income tax liabilities:
Capital assets carrying value in excess of tax basis	187.7	63.1
Other	(12.6)	(0.7)

	175.1	62.4

Net future income tax liabilities	$126.9	$53.9

The Trust recognized future provincial mineral tax assets of $8.7 million in 2006 and $22.8 million in 2005. The recognition of these future tax assets reduced goodwill by the same amounts because the future tax assets existed but were unrecognized at the time of the 2003 Arrangement. During 2007, none of these future tax assets were utilized (2006 — $13.1 million).
10. COMMITMENTS, CONTINGENCIES, CREDIT RISK MANAGEMENT AND FAIR VALUES
Foreign exchange forward contracts
Foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. As at December 31, 2007, the Trust had outstanding foreign exchange forward contracts totalling US$256.0 million at an average exchange rate of US$0.87. All of the contracts mature in the first quarter of 2008.
At December 31, 2007, unrealized gains on foreign exchange forward contracts were $38.7 million (2006 — $4.5 million loss; 2005 — $56.8 million gain) based on an average forward U.S./Canadian dollar exchange rate of US$1.01. Realized gains on foreign exchange forward contracts in 2007 were $74.5 million (2006 — $59.4 million; 2005 — $107.2 million).
Leases
Elk Valley Coal leases mining equipment, vehicles and rail cars. The minimum lease payments are payable in both Canadian and U.S. dollars and at December 31, 2007 the Trust’s portion of these minimum payments is as follows:

			Total CDN$
(millions of dollars)	US$	CDN$	Equivalent

2008	$1.8	$15.1	$16.8
2009	0.9	4.7	5.5
2010	0.4	1.6	2.1
2011	0.4	0.8	1.2
2012 and thereafter	0.4	0.6	1.0

	$3.9	$22.8	$26.6

U.S. dollar commitments have been translated to the Canadian dollar equivalent using the year-end U.S./Canadian dollar exchange rate of US$1.01.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Credit risk management
Export-coal sales represent the principal component of Elk Valley Coal’s revenues. Coal is sold under contract or in the spot market to approximately 45 customers worldwide. The majority of these customers are steel producers. Coal sales are typically contracted in U.S. dollars and terms of payment generally range from seven to 60 days. To manage its credit risk, Elk Valley Coal obtains, to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit.
The Trust, directly and through its interest in Elk Valley Coal, is exposed to credit losses in the event of non-performance by counterparties to financial instruments, including the Trust’s foreign exchange forward contracts. However, the Trust and Elk Valley Coal deal with counterparties of high credit quality to mitigate the risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.
Fair values
The carrying amounts of short-term financial assets and liabilities as presented in the consolidated balance sheets are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt excluding capital leases and equipment financing of $279.6 million at December 31, 2007 is considered to be a reasonable estimate of fair value.
Sale of receivables
Elk Valley Coal has entered into a US$100 million facility, which is renewable annually, allowing it to sell certain U.S. dollar receivables. The proceeds from the sale of receivables are 100% of the invoiced amount less a discount equal to the applicable market financing rate, as applied to the period from the date of sale to the date of maturity of the receivable. When selling a receivable, Elk Valley Coal transfers ownership of the receivable and assigns its interest in any applicable trade credit insurance coverage. Elk Valley Coal expends minimal effort to manage the accounts receivable subsequent to their sale and ascribes no value to this effort.
At the time of their sale, the receivables are removed from the balance sheet and the discount is charged to Other items, net in the consolidated statements of income. The Trust’s share of receivables sold in 2007 amounted to US$753.4 million (2006 — US$662.9 million). The Trust’s portion of accounts receivable sold and outstanding under this agreement as at December 31, 2007 amounted to US$6.1 million (2006 — US $8.2 million).
Neptune Terminals
By virtue of its 46% ownership interest in Neptune Bulk Terminals (Canada) Ltd. (Neptune Terminals), a terminal operation located in Vancouver, Canada, Elk Valley Coal is effectively obligated for its share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these obligations at December 31, 2007 was $13.0 million (2006 — $11.4 million) and $3.3 million (2006 — $3.3 million), respectively. The interest in Neptune Terminals is accounted for using the equity method.
Other
During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not to be material.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
11. UNITHOLDERS’ EQUITY
Authorized
The Trust has an unlimited number of units authorized for issuance pursuant to the declaration of trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and have equal voting rights.
No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount redeemable each quarter.
Trust units

(millions of units and Canadian dollars)	Units	Amount

Balance at December 31, 2005	147.0	$359.4
Units issued on exercise of options	—	0.3

Balance at December 31, 2006	147.0	359.7
Units issued on exercise of options	0.1	0.1
Units issued under distribution reinvestment plan	1.2	39.5

Balance at December 31, 2007	148.3	$399.3

Distribution reinvestment plan
During 2007, the Trust implemented a distribution reinvestment plan. Approximately 1,250,000 units were issued under the plan in 2007 in lieu of cash distributions of $39.5 million. In addition, approximately 380,000 units were issued in January 2008 in lieu of cash distributions of $13.5 million.
Distribution payments are reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan of $39.5 million for the year ended December 31, 2007.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Accumulated cash distributions
Cash distributions to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust. The declaration of trust requires the Trust to make distributions annually in an amount sufficient to eliminate its liability for current Canadian corporate income taxes.

	As at December 31
(millions of Canadian dollars)	2007	2006

Balance — beginning of year	$1,734.6	$1,124.4
Distributions declared	358.8	610.2

Balance — end of year	$2,093.4	$1,734.6

Cash distributions to unitholders can exceed net income. Should this persist, unitholders’ equity may decline. Further, the 2003 Arrangement resulted in the assets and liabilities of the Trust being recorded at the historical net book values recorded by Old Fording. At the time of the 2003 Arrangement, the market capitalization of the Trust was $1.4 billion and its net book value was $300.0 million. If the assets had been revalued at that time, the impact of distributions on unitholders’ equity would not be as significant.
Accumulated other comprehensive income
Accumulated other comprehensive income is made up of the following components:

	Years ended December 31,
(millions of Canadian dollars)	2007	2006	2005

Accumulated other comprehensive income, beginning of year
Foreign currency translation account balance	$9.0	$4.9	$7.5
Fair value of foreign exchange forward contracts outstanding on January 1, 2007	(4.5)	—	—

	4.5	4.9	7.5
Other comprehensive income (loss):
Settlement of foreign exchange forward contracts outstanding on January 1, 2007	4.5	—	—
Release of foreign currency translation account balance on sale of NYCO	(6.8)	—	—
Foreign currency translation adjustments related to NYCO	(2.2)	4.1	(2.6)

	(4.5)	4.1	(2.6)

Accumulated other comprehensive income, end of year	$—	$9.0	$4.9

The adoption of new accounting standards for financial instruments on January 1, 2007 required the Trust to record its foreign exchange forward contracts outstanding on January 1, 2007 (the transition date) as a liability at their fair value of $4.5 million in the 2007 opening balance sheet. These derivatives outstanding on the transition date were not designated as hedges under the new accounting standards. Under the transition provisions of the new accounting standards, the Trust recorded a charge to the 2007 opening balance of accumulated other comprehensive income of $4.5 million. All of the foreign exchange forward contracts outstanding on the transition date settled during 2007 and, accordingly, the $4.5 million balance in accumulated other comprehensive income was released to income as a component of Other items, net.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
The foreign currency translation adjustments resulted from the translation of NYCO’s U.S. dollar financial statements into Canadian dollars. The foreign currency translation account balance was eliminated on the sale of NYCO as explained in note 16.
Earnings per unit
In calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options. The weighted average number of units outstanding for purposes of calculating basic and diluted earnings per unit is outlined in the following table:

	As at December 31
(millions of units)	2007	2006	2005

Weighted average number of units outstanding, basic	147.9	147.0	147.0
Effect of dilutive securities, unit options	—	0.1	—

Weighted average number of units outstanding, diluted	147.9	147.1	147.0

12. UNIT-BASED COMPENSATION
The Trust has four unit-based compensation arrangements, including an option plan, an employee unit purchase plan, a unit equivalent plan for Trustees and Directors, and a deferred unit equivalent incentive plan for certain employees. These plans resulted in compensation expense of $2.8 million in 2007 (2006 — expense recovery of $0.3 million; 2005 — expense of $2.4 million).
Option plan
Under the 2003 Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust. The Trust has not granted any options since the 2003 Arrangement.

		Weighted
		Average
		Exercise
	Number	Price

Options — December 31, 2005	92,358	$5.21
Exercised	50,130	6.34

Outstanding — December 31, 2006	42,228	3.87
Exercised	12,684	3.66
Expired	7,725	3.80

Outstanding — December 31, 2007	21,819	$4.01

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
At December 31, 2007, the details of options outstanding, all of which are exercisable, were as follows:

		Weighted
	Number	Average	Weighted
Range of	Outstanding	Remaining	Average
Exercise	and	Contractual	Exercise
Prices	Exercisable	Life	Price

$3-5	17,919	2.2	$3.19
5-10	3,900	4.0	7.79

$3-10	21,819	2.5	$4.01

Employee unit purchase plan
An employee unit purchase plan is in place whereby units of the Trust are purchased on the open market for employees. The plan allows all employees to contribute up to 6% of their base earnings while the employer contributes $1 for every $3 contributed by the employee. The cost of the plan is included in earnings and is recognized over a one-year vesting period.
The total number of units purchased on behalf of employees under the employee unit purchase plan in 2007, including the employer’s contributions, was 91,396 units (2006 — 81,421 units; 2005 — 53,606 units) with the Trust’s share costing $0.5 million (2006 — $0.5 million; 2005 — $0.4 million).
Unit equivalent plan
Unit equivalents are issued to Directors and Trustees. There were 27,355 unit equivalents awarded during 2007 (2006 — 15,223 unit equivalents; 2005 — 11,625 unit equivalents). The total compensation expense for 2007 was $0.9 million (2006 — expense recovery of $0.8 million; 2005 - expense of $2.0 million) and included the cost of vested unit equivalents and any changes in the fair value of the vested units during the year.
Deferred unit equivalent incentive plan
Compensation expense related to the deferred unit equivalent incentive plan was $1.4 million in 2007.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
13. OTHER ITEMS, NET

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Interest and investment income	$6.0	$4.7	$2.0
Net foreign exchange gains (losses)	31.0	(5.6)	4.2
Realized gains on foreign exchange forward contracts	74.5	—	—
Unrealized gains on foreign exchange forward contracts	38.7	—	—
Non-controlling interest	(3.4)	(6.8)	(3.9)
Other	0.6	2.6	0.1
Change in accounting policy for in-process inventory	—	(31.7)	—
Gain on issuance of partnership interest (note 8)	—	—	27.2
Gain on corporate reorganization	—	—	5.4

	$147.4	$(36.8)	$35.0

Realized gains and losses on foreign exchange forward contracts were included in Revenues in 2005 and 2006 under previous accounting standards. Unrealized gains and losses on the contracts were not recorded in 2005 and 2006 because the contracts were designated as hedges under the previous accounting standards.
Effective January 1, 2006, the Trust adopted EIC-160, Stripping Costs Incurred in the Production Phase of a Mining Operation, which changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under EIC-160, this raw coal is not considered to be inventory until extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was eliminated, which resulted in a pre-tax charge to income of $31.7 million in the quarter ended March 31, 2006.
14. SUPPLEMENTAL INFORMATION
Changes in non-cash working capital

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Decrease (increase) in current assets:
Accounts receivable	$56.1	$16.9	$(66.6)
Inventory, net of change in accounting policy for in-process inventory	(8.6)	19.3	(72.3)
Prepaid expenses	—	(2.3)	(0.9)

Increase (decrease) in current liabilities:
Accounts payable, excluding capital accruals	(11.1)	9.1	(16.0)
Income taxes payable	(13.5)	(4.0)	25.5
Other	(5.0)	1.6	6.0

	$17.9	$40.6	$(124.3)

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Financing activities related to distributions

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Distributions declared	$(358.8)	$(610.2)	$(700.6)
Increase (decrease) in distributions payable	(61.1)	(95.5)	171.6
Distribution reinvestment plan (note 11)	39.5	—	—

Distributions paid	$(380.4)	$(705.7)	$(529.0)

Interests in joint ventures
Substantially all of the activities of the Trust’s subsidiaries are conducted through interests in joint ventures and are accounted for on a proportionate consolidation basis. The consolidated financial statements include the proportionate share of joint venture activities as follows:

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Revenues	$1,427.3	$1,767.7	$1,797.1
Operating and other expenses	1,122.2	1,143.1	1,032.3

Net income	305.1	624.6	764.8

Current assets	218.9	270.9	325.9
Long-term assets	655.3	607.1	628.4
Current liabilities	106.6	113.3	107.9
Long-term obligations	168.0	136.9	126.6

Cash from operating activities	399.7	746.8	628.9
Cash from financing activities	15.2	0.6	16.4
Cash used in investing activities	(48.0)	(23.3)	(82.9)
Cash transactions
The following amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the consolidated financial statements due to changes in accruals.

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Income taxes paid	$55.0	$81.7	$39.9

Interest paid	$21.3	$18.0	$9.9

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Geographic information
The number of customers who account for greater than 10% of revenues for Elk Valley Coal are as follows:

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Number of customers contributing greater than 10% of revenues	3	1	1

% of revenue from these customers	35.0%	10.7%	10.2%
Revenues generated from customers located in Japan represented 33% of total revenues in 2007 (2006 - 28%; 2005 — 27%). Revenues generated from customers located in South Korea represented 14% of total revenues in 2007 (2006 — 10%; 2005 — 11%).
Economic dependence
Substantially all of Elk Valley Coal’s export coal is transported to customers and port facilities by one railway company for which there is currently no cost effective alternative. Most of Elk Valley Coal’s export sales are loaded through two port facilities for which there are generally no cost-effective alternatives. The lack of alternative service providers impacts the negotiated service rates. In addition, interruption of rail or port services could have a significant adverse impact on Elk Valley Coal.
15. RELATED PARTY TRANSACTIONS
Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for 2007 were $4.2 million (2006 — $4.9 million; 2005 — $3.1 million). Expenses paid to Teck Cominco were recorded at the exchange amounts, the Trust’s share of which were $0.5 million in 2007 (2006 — $0.5 million; 2005 — $1.0 million). These related party expenses include cost of sales of $0.2 million (2006 — $0.2 million; 2005 — $0.7 million) and selling, general and administration expense of $0.3 million (2006 — $0.3 million; 2005 — $0.3 million). Related party accounts receivable with Teck Cominco were $0.4 million at December 31, 2007 (2006 — $0.4 million), and related party accounts payable were $0.1 million (2006 — nil).
In the normal course of operations Elk Valley Coal makes shipments of coal on a cost of service basis through Neptune Terminals, a co-operative entity in which Elk Valley Coal holds a 46% equity interest. The Trust’s share of these costs are included in transportation costs and totalled $13.5 million during 2007 (2006 — $13.1 million; 2005 — $9.4 million). The Trust’s share of related party accounts receivable with this entity were $0.9 million at December 31, 2007 (2006 — $0.6 million), and related party accounts payable were $0.4 million (2006 — $0.5 million).
16. DISCONTINUED OPERATION — NYCO
The sale of NYCO was completed in June 2007 and the Trust received cash proceeds of $36.5 million, net of withholding taxes. The proceeds on the sale are reflected in the 2007 consolidated statement of cash flows net of the $2.2 million NYCO cash balance that was sold.
The estimated income taxes payable on the net proceeds from the sale of NYCO are $6.0 million. The proceeds received, net of income taxes paid and payable, exceeded the net carrying value of NYCO, which resulted in a gain of $4.0 million being recorded upon closing of the sale. In addition, the foreign currency translation account balance related to the translation of NYCO’s U.S. dollar financial statements into Canadian dollars of $6.8 million was released to income as a result of the sale.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
For accounting purposes, NYCO has been disclosed as a discontinued operation and its financial results are presented as a separate item in the consolidated statements of income and comprehensive income, and cash flows. The NYCO assets and liabilities consolidated by the Trust in 2006 have been segregated in the consolidated balance sheets as assets and liabilities held for sale.
Prior to 2007, the Trust reported segment information for its two reportable operating segments — Elk Valley Coal and NYCO. With the sale of NYCO and the classification of NYCO as a discontinued operation, the Trust now has only one reportable operating segment — Elk Valley Coal.
A $52.5 million pre-tax write-down of NYCO’s capital assets was recorded in 2006 based on the difference between the net book value of NYCO as of December 31, 2006 and the estimated proceeds from the sale of the business.
Income (loss) from discontinued operation:

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Revenues	$19.4	$47.1	$44.9
Cost of product sold	(13.6)	(29.1)	(28.2)
Transportation	(3.7)	(8.7)	(7.3)
Selling, general and administration	(0.7)	(4.1)	(4.3)
Depreciation and depletion	(1.5)	(3.7)	(4.4)

Income (loss) from operations	(0.1)	1.5	0.7
Write-down of NYCO	—	(52.5)	—
Gain on sale of NYCO	4.0	—	—
Release of foreign currency translation account on sale of NYCO	6.8	—	—
Interest expense	—	0.1	—
Other expenses	—	(0.1)	(0.3)
Income tax reversal (expense)	0.1	6.0	(0.5)

Income (loss) from discontinued operation	$10.8	$(45.0)	$(0.1)

17. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING
The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Trust’s consolidated statements of income and balance sheets. There are no material differences on the consolidated statements of cash flows. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the rules of the Securities and Exchange Commission (SEC).
Joint ventures
U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under current Canadian GAAP the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings if the joint venture is jointly controlled by all of its owners. The Trust has elected to avail itself of this accommodation and, therefore, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust’s interests in joint ventures is presented in note 14. There are no material differences between the information in note 14 prepared under Canadian GAAP and U.S. GAAP.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Consolidated statements of cash flows
Under U.S. GAAP, the separate subtotal within operating activities would not be presented.
A) Derivative instruments and hedging
FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133) requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair values of derivatives are recognized in current period net income unless hedge accounting is elected and specific hedge accounting criteria are met.
Through December 31, 2006, the Trust had designated all foreign exchange forward contracts entered into after January 1, 2002 as hedges under FAS 133 and utilized hedge accounting for those contracts. Outstanding foreign exchange forward contracts designated as hedges did not impact current period net income under either U.S. or Canadian GAAP. On January 1, 2007, the Trust adopted CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges, which brought Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis. Also, effective January 1, 2007, the Trust no longer designates the foreign exchange forward contracts as hedges under FAS 133 or under Canadian GAAP.
The foreign exchange forward contracts that were outstanding on December 31, 2006 matured during 2007. The fair value of these contracts was a liability of $4.5 million as at December 31, 2006, which was credited to other comprehensive income for U.S. GAAP purposes in 2007 upon realization of the contracts. In addition, future income taxes of $29.2 million were credited to other comprehensive income and charged to income tax expense for U.S. GAAP purposes upon final realization in 2007 of the contracts that were outstanding at the time of the 2005 Arrangement.
B) Employee future benefits
For 2005, in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions, (FAS 87) an additional pension liability was recorded for underfunded pension plans representing the excess of unfunded accumulated benefit obligations over the pension assets. The increase in liabilities required for U.S. GAAP purposes was charged to other comprehensive income.
Effective December 31, 2006 the Trust adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), which requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Under FAS 158, the funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the obligation is the projected benefit obligation. For any other post retirement benefit plan, such as a retiree health care plan, the obligation is the accumulated post retirement benefit obligation. The adoption of FAS 158 did not change the calculation of periodic pension expense under U.S. GAAP. The $1.7 million decrease in the minimum pension liability calculated under FAS 87 for 2006 was credited to other comprehensive income. In accordance with the transition provisions of FAS 158, the $38.6 million increase in liabilities required under U.S. GAAP for 2006 was charged directly to the ending balance of accumulated other comprehensive income as at December 31, 2006.
At December 31, 2007, the underfunded amount of the defined benefit and other post-retirement benefit plans was $48.0 million (2006 — $63.6 million, including $3.1 million related to NYCO). The decrease in the underfunded amount of $15.6 million in 2007 was credited to other comprehensive income.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
C) Comprehensive income
On January 1, 2007, the Trust adopted CICA Handbook Section 1530, Comprehensive Income, which brought Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis. Canadian GAAP previously did not require similar disclosure of comprehensive income. Other comprehensive income items in 2005 and 2006 for U.S. GAAP purposes included foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains or losses on derivative financial instruments designated in a cash flow hedging relationship.
D) Production-phase deferred stripping costs
FASB EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, addresses the issue of accounting for the cost of stripping activities during the production phase of a mine. All production-phase stripping costs should be included in the costs of inventory produced and extracted from the mine. The EITF was adopted on a retroactive basis by the Trust for U.S. GAAP reporting purposes in the year ended December 31, 2006. The Trust did not defer any stripping costs in 2005, 2006 or 2007.
With respect to production-phase stripping costs deferred in prior years, the EITF provided the option of either restating prior periods or recording the write-off of the deferred stripping costs as a cumulative effect charge to opening accumulated earnings. The Trust elected to record a cumulative effect charge to the January 1, 2006 opening balance of accumulated earnings for U.S. GAAP purposes of $34.0 million, which was net of future mineral taxes of $5.1 million, to reflect the new accounting standards. For Canadian GAAP purposes, the balance of these deferred stripping costs from prior years will remain on the consolidated balance sheet and will continue to be depleted using a unit-of-production method based upon proven and probable mineral reserves.
E) Write-down of NYCO
The $52.5 million pre-tax write-down of NYCO’s capital assets in 2006, described in note 16, was calculated based on the net book value of NYCO as of December 31, 2006. The net book value of NYCO for U.S. GAAP reporting purposes was $3.1 million lower than the net book value under Canadian GAAP due to NYCO pension liabilities that were recorded for U.S. GAAP reporting purposes under FAS 158. Accordingly, the write-down of NYCO’s capital assets in 2006 would be $3.1 million lower under U.S. GAAP than it was under Canadian GAAP.
F) Income taxes
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48) became effective for the Trust on January 1, 2007. FIN 48 clarified the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes that an entity should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Under Canadian GAAP, there is currently no accounting standard specifically on this matter. The adoption of FIN 48 in 2007 resulted in a cumulative adjustment to accumulated earnings for U.S. GAAP purposes of $5.8 million, an increase in income tax expense for U.S. GAAP purposes of $3.6 million, and a reduction in income taxes payable for U.S. GAAP purposes of $2.2 million.
During 2007, Canadian income tax legislation was changed and the Trust will become subject to Canadian corporate income taxes beginning in 2011. The net future income tax liability and the charge to income tax expense associated with this change in tax rates applicable to the Trust beginning in 2011 is $21.0 million lower for U.S. GAAP purposes than for Canadian GAAP purposes due to differences in the carrying amounts of assets and liabilities related to employee future benefits and production-phase deferred stripping costs.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Net income is reconciled from Canadian to U.S. GAAP in the following manner:

		Years ended December 31
(millions of Canadian dollars)	REF	2007	2006	2005
Net income — Canadian GAAP		$333.3	$497.9	$834.2

Increased (decreased) by:
Derivative instruments — foreign exchange forward contracts	A	—	(11.8)	(23.2)
Production-phase deferred stripping costs	D	1.3	1.3	—
Write-down of NYCO	E	(3.1)	3.1	—
Income tax (expense) recovery	A,F	(12.0)	(0.2)	40.1

Net income — U.S. GAAP		$319.5	$490.3	$851.1

Other comprehensive income
Employee future benefits (net of tax of nil in 2007, 2006 and 2005)	B	$15.6	$1.7	$(13.4)
Realization of foreign exchange forward contracts outstanding on December 31, 2006	A	33.7	—	—
Unrealized losses on derivative instruments — foreign exchange forward contracts (net of tax of nil for 2006 and 2005)	A	—	(51.5)	(34.2)
Foreign currency translation adjustments related to NYCO	C	(9.0)	4.1	(2.6)

Comprehensive income		$359.8	$444.6	$800.9

Basic and diluted earnings per unit
Net income — U.S. GAAP		$2.16	$3.34	$5.79

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Had the consolidated balance sheets been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

		As at December 31
(millions of Canadian dollars)	REF	2007	2006
Assets
Non-current assets
Capital assets
Production-phase deferred stripping costs	D	$(36.5)	$(37.8)
Accrued pension benefit	B	(11.2)	(11.9)
NYCO assets held for sale		—	0.7

Total assets		$(47.7)	$(49.0)

Liabilities and unitholders’ equity
Current liabilities
Derivative instruments — foreign exchange forward contracts	A	$—	$4.5
Income taxes payable	F	(2.2)	—
Non-current liabilities
Employee future benefits	B	36.8	48.6
Future taxes	D,F	(25.7)	(4.9)
NYCO liabilities held for sale		—	0.6

		8.9	48.8

Unitholders’ equity
Accumulated earnings	D	(13.8)	(5.8)
Accumulated other comprehensive income	B,C	(42.8)	(92.0)

		(56.6)	(97.8)

Total liabilities and unitholders’ equity		$(47.7)	$(49.0)

Recent and upcoming changes in U.S. accounting principles
Fair value measurements
In September 2006, the FASB issued FASB Statement 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements; however, for some entities, its application will change current practice. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Trust will adopt this standard in 2008 and is in the process of assessing the impact of adopting this standard on the consolidated balance sheets and statements of income.

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
The fair value option for financial assets and financial liabilities
FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159), becomes effective for the Trust for the year beginning January 1, 2008. FAS 159 permits entities to choose to measure certain financial instruments at fair value. The Trust has determined that it will not elect fair value measurements for financial assets or liabilities that are included in the scope of FAS 159 and, therefore, the adoption of this statement is not expected to materially affect the Trust’s consolidated balance sheets and statements of income.
Non-controlling interest in consolidated financial statements
In December 2007 the FASB issued FASB Statement 160, Non-controlling Interest in Consolidated Financial Statements (FAS 160), which requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the balance sheet. FAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring that they be treated as equity transactions. FAS 160 will be effective for the Trust in 2009. The Trust is currently evaluating the impact of FAS 160 on the consolidated balance sheets.